UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. ________)*

                                WENTWORTH I, INC.
                                -----------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                          (Title of Class of Securities)

                                    950700104
                                    ---------
                                 (CUSIP Number)

                        Keating Reverse Merger Fund, LLC
                          5251 DTC Parkway, Suite 1090
                        Greenwood Village, CO 80111-2739
                                 (720) 889-0131
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._________________
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

   Keating Reverse Merger Fund, LLC
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
   WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
   Delaware
--------------------------------------------------------------------------------
      Number of          7.  Sole Voting Power
      Shares                 2,000,000
      Beneficially       -------------------------------------------------------
      Owned by           8.  Shared Voting Power
      Each                   Not Applicable
      Reporting          -------------------------------------------------------
      Person With        9.  Sole Dispositive Power
                             2,000,000
                         -------------------------------------------------------
                         10. Shared Dispositive Power
                             Not Applicable
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,000,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    53.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    OO - Limited Liability Company
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the common stock $0.01 par value (the "Issuer Common Stock") of Wentworth, I, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is 936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement on Schedule 13D is filed on behalf of the Keating Reverse Merger Fund, LLC, (the "Reporting Entity") as the direct beneficial owner of the shares of the Issuer's Common Stock. The Manager of the Reporting Entity is Timothy J. Keating.

(b) The Reporting Entity is a limited liability company under the laws of the State of Delaware. The Reporting Entity's business address is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111-2739.

(c) The Reporting Entity is an institutional investor.

(d) During the past five (5) years, none of the Reporting Entity or, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Entity or, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Entity is the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Entity, on January 7, 2004, acquired 500,000 shares of the Issuer's Common Stock ("Shares") from the Issuer for a purchase price of $25,000, or $0.05 per share. On October 18, 2004, the Reporting Entity acquired from the Issuer 1,500,000 shares of the Issuer's Common Stock for a purchase price of $75,000 or $0.05 per share. The funds used for the purchase have been provided from the Reporting Entity's working capital.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Entity acquired the Issuer's Common Stock for investment purposes. At the date of this filing, the Reporting Entity, except as set forth below, does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except that the Reporting Entity may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties.

(b) At the time of the event which required the filing of this report the Reporting Entity had no plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

The above statements are hereby subject to and qualified by the following:

The Issuer's Common Stock is not currently listed or quoted on any exchange or quotation system, and thus the Issuer does not have a ticker or trading symbol.

The Issuer is currently a public "shell" company with nominal assets, whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Issuer would acquire a target company with an operating business, with the intent of continuing the acquired company's business as a publicly held entity. The Issuer has limited capital with which to provide the owners of the target company with any significant cash or other assets and, as such, the Issuer will only be able to offer owners of a target company the opportunity to acquire a controlling ownership interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Entity owns an aggregate of 2,000,000 shares of the Issuer's Common Stock, representing approximately 53.3% of the total shares of the Issuer's Common Stock deemed outstanding.

(b) The Reporting Entity has sole power to vote or to direct the vote of and sole power to dispose of the 2,000,000 shares of the Issuer's Common Stock.

(c) Except as described above, there have been no other transactions in the Issuer's securities effected by the Reporting Entity.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

ITEM 6. THE REPORTING ENTITY DOES NOT HAVE ANY CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except that the Reporting Entity has an option to purchase 1,000,000 shares of the Issuer's Common Stock from certain other stockholders of Issuer for $0.125 per share. The option expires January 30, 2005.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2004                      Keating Reverse Merger Fund, LLC.
                                            A Delaware limited liability company


                                            By: /s/ Timothy J. Keating
                                               ---------------------------------
                                               Timothy J. Keating
                                               Manager